Exhibit 99.1

Chanson International Holding Announces Fiscal Year 2024 Financial Results

URUMQI, China, April 4, 2025 /PRNewswire/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced its financial results for the fiscal year ended December 31, 2024.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “In 2024, our revenue experienced a moderate growth, with our stores in China achieving steady sales expansion, particularly in bakery products. Revenue from bakery products in China increased by 18.0%, contributing over 80% to our total revenue. This growth was driven by our continued store expansion in China, with 15 new bakery stores opening in 2024. We are pleased with our annual performance, which reflects our disciplined execution of business strategies and operational adaptability. Notably, we achieved a significant increase in net income, rising from $0.03 million to $0.8 million in fiscal year 2024, while maintaining a solid gross margin of approximately 40%.

Despite the complex macroeconomic environment—marked by uncertainties such as slower economic recovery and shifts in consumption patterns, which impacted the sales of seasonal products and beverages, we have navigated these uncertainties. Our strategic initiatives, including targeted promotions tailored to price-sensitive consumers, contributed to resilient revenue growth and market share expansion. In response to evolving consumer trends, we have diversified our product offerings by introducing freshly brewed coffee, further strengthen our market position.

Looking ahead, we remain confident in our long-term growth and expansion, supported by well-defined strategies and strong execution, which we believe will continue to create greater value for our shareholders and stakeholders.”

Fiscal Year 2024 Financial Highlights

●	Total revenue was $18.2 million, an increase of 5.7% from $17.3 million in fiscal year 2023.

●	Gross profit was $7.2 million, compared to $8.1 million in fiscal year 2023.

●	Gross margin was 39.5%, compared to 47.2% in fiscal year 2023.

●	Net income was $0.76 million, increased from $0.03 million in fiscal year 2023.

●	Basic and diluted earnings per share were $0.05, increased from $0.003 in fiscal year 2023.

Fiscal Year 2024 Financial Results

Revenue

Total revenue increased by 5.7% to $18.2 million in fiscal year 2024, from $17.3 million in fiscal year 2023. The increase in the revenue was due to increased revenue from stores in China (“China Stores”), which was partially offset by decreased revenue from stores in the United States (“United States Stores”).

China Stores

●	Revenue from China Stores increased by 12.8% to $16.1 million in fiscal year 2024, from $14.3 million in fiscal year 2023. The increase was mainly due to the increased revenue from bakery products, which was partially offset by the decrease revenue from other products.

●	Revenue from bakery products increased by 18.0% to $14.8 million in fiscal year 2024, from $12.5 million in fiscal year 2023. The increase was mainly attributed to the increased revenue generated by the newly opened bakery stores, as fifteen bakery stores were opened during the year ended December 31, 2024. Furthermore, China Stores have focused more on increasing their market share and there have been increased promotion activities and price discounts given to the customers, which attracted more customers to make purchases in the fiscal year 2024.

●	Revenue from other products decreased by 24.3% to $1.3 million in fiscal year 2024, from $1.8 million in fiscal year 2023, due to decreased revenue from seasonal products as well as from beverage products. Revenue from seasonal products decreased by 25.3% to $1.0 million in fiscal year 2024, from $1.3 million in fiscal year 2023, due to the consumption downgrade during the fiscal year 2024. Revenue from beverage products decreased by 21.7% to $0.4 million in fiscal year 2024, from 0.5 million in fiscal year 2023, mainly due to the decreased revenue from one of the Company’s popular coffee bakery stores of approximately $144,000.However, the decrease in revenue from beverage products was partially offset by the increased revenue from freshly brewed coffee products, as the China Stores are focusing on expanding the business of coffee beverages and more coffee bakery stores were opened in fiscal year 2024.

United States Stores

●	Revenue from United States Stores decreased by 29.1% to $2.1 million in fiscal year 2024, from $2.9 million in fiscal year 2023. The decrease was mainly due to decreased revenue from beverage products and eat-in services, which was partially offset by the increased revenue from bakery products.

●	Revenue from bakery products increased by 13.8% to $0.5 million in fiscal year 2024, from $0.4 million in fiscal year 2023. The increase was due to the increased revenue from bakery products of approximately $183,000, generated by Chanson 23rd Street and Chanson Broadway. During fiscal year 2024, the Company upgraded the bakery products, making the products more appealing to the customers. In addition, as Chanson Broadway opened in July 2023, twelve months revenue were recognized in fiscal year 2024, as compared to only six months revenue were recognized in fiscal year 2023.

●	Revenue from beverage products decreased by 25.0% to $1.3 million in fiscal year 2024, from $1.7 million in fiscal year 2023, primarily due to the closure of Chanson Greenwich. The decrease was also attributable to increased competition from competitors operating in the same area. After the cocktail bars of the United States Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. However, during the year ended December 31, 2024, the Company’s competitors operating in the same area also launched many types of attractive cocktail products, offering customers more choices and resulting in revenue from beverage products being adversely affected.

●	Revenue from eat-in services decreased by 61.9% to $0.3 million in fiscal year 2024, from $0.8 million in fiscal year 2023. The decrease was mainly due to the decreased revenue from Chanson Greenwich of approximately $436,000 as a result of the closure of its business as mentioned above. Moreover, the decrease was due to the decreased revenue from Chanson 23rd Street of approximately $158,000, as Chanson 23rd Street adjusted its menu items and customers were adjusting to the new products. Additionally, the interior design of Chanson 23rd Street was outdated, which made it harder to attract customer visits. The decrease in revenue from eat-in services was partially offset by the increased revenue from eat-in services of approximately $104,000, generated by Chanson 3rd Ave and Chanson Broadway.

Gross Profit and Gross Margin

Gross profit decreased by 11.7%, to $7.2 million in fiscal year 2024, from $8.1 million in fiscal year 2023. The decrease was mainly attributable to the increase in revenue from China Stores, and partially offset by the decrease in revenue from the United States Stores. Gross margin decreased by 7.7 percentage points to 39.5% in fiscal year 2024 from 47.2% in fiscal year 2023.

Operating Expenses

Operating expenses were $7.7 million in fiscal year 2024, compared to $8.8 million in fiscal year 2023.

●	Selling expenses decreased by 2.6%, to $4.8 million in fiscal year 2024, from $4.9 million in fiscal year 2023. The decrease was mainly due to the decreased selling expenses of approximately $245,000 incurred by Chanson Greenwich, as Chanson Greenwich was closed in the second half of fiscal year 2023. The decrease was also due to the decreased salary and social security expenses of approximately $293,000 from the China Stores as a result of streamlining of headcount to improve the operating efficiency during fiscal year 2024.

●	General and administrative expenses decreased by 23.4%, to $3.0 million in fiscal year 2024 from $3.9 million in fiscal year 2023. The decrease was primarily due to the decreased general and administrative expenses of approximately $659,000 incurred by Chanson Greenwich as result of its closure as mentioned above. The decrease was also attributable to the decreased fees paid for professional services such as financial consulting services in fiscal year 2024.

Net Income

Net income in fiscal year 2024 was $0.8 million, compared to $0.03 million in fiscal year 2023.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share in fiscal year 2024 was $0.05, compared to $0.003 in fiscal year 2023.

Balance Sheet

As of December 31, 2024, the Company had cash and cash equivalents of $12.1 million, compared to $1.5 million as of December 31, 2023.

Cash Flow

Net cash provided by operating activities was $3.5 million in fiscal year 2024, compared to net cash used in operating activities of $3.0 million in fiscal year 2023.

Net cash provided by investing activities was $1.9 million in fiscal year 2024, compared to net cash used in investing activities $10.5 million in fiscal year 2023.

Net cash provided by financing activities was $5.4 million in fiscal year 2024, compared to $12.1 million in fiscal year 2023.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 55 stores in China, and three stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department
Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,102,763	$1,481,302
Accounts receivable	991,467	1,995,067
Inventories	738,773	723,905
Long term loan to a third-party, current	2,000,000	-
Prepaid expenses and other current assets	2,595,417	5,134,173
	18,428,420	9,334,447

NON-CURRENT ASSETS:
Operating lease right-of-use assets	11,021,615	13,059,561
Property and equipment, net	4,444,473	5,462,063
Intangible assets, net	262,500	150,000
Long term security deposits	944,170	894,715
Prepayment for the software, equipment and product development	-	790,000
Long term debt investment	6,359,014	6,534,575
Long term loan to a third-party	-	2,066,822
Long term prepaid expenses	315,642	142,113
	23,347,414	29,099,849

TOTAL ASSETS	$41,775,834	$38,434,296

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$1,507,159	$2,683,692
Accounts payable	2,127,740	1,919,189
Due to a related party	772,489	48,042
Taxes payable	48,712	96,176
Deferred revenue	6,697,964	7,085,696
Operating lease liabilities, current	2,325,390	2,198,192
Other current liabilities	662,963	697,702
	14,142,417	14,728,689

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	9,207,971	11,691,251
	9,207,971	11,691,251

TOTAL LIABILITIES	23,350,388	26,419,940

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 5,000,000,000 shares authorized; 27,299,707 shares and 12,425,319 shares issued and outstanding as of December 31, 2024 and 2023, respectively:*
Class A ordinary share, $0.001 par value, 4,400,000,000 shares authorized; 21,629,707 shares and 6,485,319 shares issued and outstanding as of December 31, 2024 and 2023, respectively	21,629	6,485
Class B ordinary share, $0.001 par value, 600,000,000 shares authorized; 5,670,000 and 5,940,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	5,670	5,940
Additional paid-in capital	17,724,592	11,800,472
Statutory reserve	661,924	447,231
Retained earnings (accumulated deficit)	391,338	(150,254)
Accumulated other comprehensive loss	(379,707)	(95,518)
TOTAL SHAREHOLDERS’ EQUITY	18,425,446	12,014,356

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$41,775,834	$38,434,296

*	Retrospectively restated for effect of the authorized shares increased on March 12, 2025.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2024	2023	2022

REVENUE	$18,227,537	$17,252,662	$13,272,075
COST OF REVENUE	11,033,219	9,105,337	7,169,404
GROSS PROFIT	7,194,318	8,147,325	6,102,671

OPERATING EXPENSES
Selling expenses	4,757,279	4,882,958	3,697,909
General and administrative expenses	2,966,659	3,874,868	3,842,787
Total operating expenses	7,723,938	8,757,826	7,540,696

LOSS FROM OPERATIONS	(529,620)	(610,501)	(1,438,025)

OTHER INCOME (EXPENSE)
Interest (expense) income, net	(50,928)	35,505	(35,457)
Other income, net	687,492	193,425	194,824
Interest income from long term debt investment	723,945	534,575	-
Total other income, net	1,360,509	763,505	159,367

PROFIT (LOSS) BEFORE INCOME TAX EXPENSE	830,889	153,004	(1,278,658)

INCOME TAX EXPENSE	(74,604)	(119,416)	(9,547)

NET INCOME (LOSS)	756,285	33,588	(1,288,205)
Foreign currency translation loss	(284,189)	(130,778)	(369,705)
TOTAL COMPREHENSIVE INCOME (LOSS)	$472,096	$(97,190)	$(1,657,910)

Earnings (loss) per ordinary share - basic and diluted	$0.05	$0.003	$(0.14)
Weighted average shares - basic and diluted	16,423,670	11,537,373	9,000,000

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	$756,285	$33,588	$(1,288,205)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	2,639,094	2,628,985	2,533,074
Depreciation and amortization	823,869	831,820	701,461
(Gain) loss on disposal of property and equipment	(152,517)	4,982	-
Impairment loss on property and equipment	-	272,350	-
Accrued interest income from long term debt investment	(723,945)	(534,575)	-
Interest income from loan to a third-party	(90,986)	(66,822)	-
Changes in operating assets and liabilities:
Accounts receivable	959,859	(766,760)	(215,847)
Inventories	(32,001)	(45,821)	(206,264)
Prepaid expenses and other current assets	2,552,891	(3,573,002)	(430,717)
Long term security deposits	(58,209)	57,185	84,374
Long term prepaid expenses	(180,281)	(34,010)	(26,504)
Accounts payable	265,315	530,195	247,015
Taxes payable	(46,790)	(31,943)	103,212
Deferred revenue	(179,643)	307,169	1,411,004
Other current liabilities	(25,902)	(292,138)	(433,848)
Operating lease liabilities	(2,969,001)	(2,275,056)	(1,927,407)
Net cash provided by (used in) operating activities	3,538,038	(2,953,853)	551,348

Cash flows from investing activities:
Purchase of property and equipment	(583,313)	(773,964)	(860,034)
Purchase of intangible assets	-	(150,000)	-
Proceeds from disposal of property and equipment	35,562	444	-
Payment made for long term debt investment	-	(6,000,000)	-
Interest income received from long term debt investment	899,507	-	-
Advance of loans to third parties	-	(3,900,000)	-
Repayment from loans to third parties	907,704	1,150,104	-
Prepayment for the software, equipment and product development	-	(1,190,000)	-
Refund of prepayment for the product development	650,000	400,000	-
Net cash provided by (used in) investing activities	1,909,460	(10,463,416)	(860,034)

Cash flows from financing activities:
Gross proceeds from initial public offerings	-	13,560,000	-
Direct costs disbursed from initial public offerings proceeds	-	(1,529,631)	-
Proceeds from sales of ordinary shares, net of issuance costs	5,938,994	-	-
Proceeds from short-term bank loans	2,225,715	2,685,588	445,831
Repayments of short-term bank loans	(3,338,573)	(424,040)	(1,474,129)
Advances received from (payments made to) a related party	524,610	(1,892,423)	1,076,717
Payments made for deferred offering costs	-	(340,469)	(38,490)
Net cash provided by financing activities	5,350,746	12,059,025	9,929

Effect of exchange rate fluctuation on cash and cash equivalents	(176,783)	(75,924)	(682,585)

Net increase (decrease) in cash and cash equivalents	10,621,461	(1,434,168)	(981,342)
Cash and cash equivalents, beginning of year	1,481,302	2,915,470	3,896,812
Cash and cash equivalents, end of year	$12,102,763	$1,481,302	$2,915,470

Supplemental cash flow information
Cash paid for income taxes	$45,128	$92,409	$5,282
Cash paid for interest	$141,106	$32,444	$37,277

Non-cash operating, investing and financing activities
Payable for purchase of property and equipment	$-	$-	$463,556
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$2,519,354	$-	$-
Right of use assets obtained in exchange for operating lease liabilities	$2,719,792	$1,676,362	$5,160,825
Deferred IPO cost offset with additional paid-in capital	$-	$1,095,872	$-
Intangible assets acquired by prepayment	$140,000	$-	$-